UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY MEDIA CORPORATION
(Name of Subject Company (Issuer))
LIBERTY MEDIA CORPORATION
(Name of Filing Person (Offeror/Issuer))
LIBERTY CAPITAL SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
LIBERTY CAPITAL SERIES B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53071M302 (SERIES A COMMON STOCK)
53071M401 (SERIES B COMMON STOCK)
(CUSIP Number of Class of Securities)

Charles Y. Tanabe	Copy to:
Executive Vice President and Secretary LIBERTY MEDIA CORPORATION 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400	Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$999,993,500	$30,699.80

*	Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 8,849,500 shares of Liberty Capital Series A and Series B common stock at the maximum tender offer price of $113.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A
	Form or Registration No.:	N/A

	Filing Party:	N/A

	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO is filed by Liberty Media Corporation, a Delaware corporation, in connection with its offer to purchase up to 8,849,500 shares of its Liberty Capital Series A common stock, par value $0.01 per share (“LCAPA”), and its Liberty Capital Series B common stock, par value $0.01 per share (“LCAPB”) or, such lesser number of shares as are properly tendered and not properly withdrawn, from its stockholders. The tender offer will be conducted upon the terms and subject to the conditions set forth in the offer to purchase dated March 7, 2007, a copy of which is attached hereto as Exhibit (a)(1)(i) (the “Offer to Purchase”) and the related letter of transmittal (which together, as may be amended or supplemented from time to time, constitute the tender offer).
On the terms and subject to the conditions listed in the Offer to Purchase, Liberty Media is inviting stockholders to tender LCAPA and LCAPB shares at a price per share no greater than $113.00 and no less than $105.00, net to the seller in cash, less any applicable withholding taxes, without interest.
This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	The name of the subject company is Liberty Media Corporation. Liberty Media’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, and its telephone number at that address is (720) 875-5400.

(b)	The name and title of the subject classes of securities are Liberty Media’s Liberty Capital Series A common stock, par value $0.01 per share, and Liberty Media’s Liberty Capital Series B common stock, par value $0.01 per share. The information set forth in the first sentence of section 11 of the Offer to Purchase entitled “The Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

(c)	The information set forth in section 8 of the Offer to Purchase entitled “The Tender Offer—Price Range of Shares” is incorporated by reference herein.
Item 3. Identity and Background of Filing Person.
(a)	The filing person is the subject company. For information regarding the subject company, see Item 2(a) above. Pursuant to Instruction C to Schedule TO, the following persons comprise all the directors and executive officers of the subject company:

Name	Title

John C. Malone	Chairman of Board of Directors
Gregory B. Maffei	President, Chief Executive Officer and Director
Robert R. Bennett	Director
Donne F. Fisher	Director
Paul A. Gould	Director
David E. Rapley	Director
M. LaVoy Robison	Director
Larry E. Romrell	Director
David J.A. Flowers	Senior Vice President and Treasurer
Albert E. Rosenthaler	Senior Vice President
Christopher W. Shean	Senior Vice President and Controller
Charles Y. Tanabe	Executive Vice President, General Counsel and Secretary

The information set forth in section 11 of the Offer to Purchase entitled “The Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.
Item 4. Terms of the Transaction.
(a)	The information set forth in the Offer to Purchase is incorporated by reference herein.

(b)	The information set forth in section 11 of the Offer to Purchase entitled “The Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e)	The information set forth in section 11 of the Offer to Purchase entitled “The Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.
Item 6. Purposes of the Transaction and Plans and Proposals.
(a)	The information set forth in section 2 of the Offer to Purchase entitled “The Tender Offer—Background and Purpose of the Offer” is incorporated by reference herein.

(b)	The information set forth in section 2 of the Offer to Purchase entitled “The Tender Offer—Background and Purpose of the Offer” is incorporated by reference herein.

(c)	The information set forth in section 11 of the Offer to Purchase entitled “The Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.
Item 7. Source and Amount of Funds or Other Consideration.
(a)	The information set forth in section 9 of the Offer to Purchase entitled “The Tender Offer—Source and Amount of Funds” is incorporated by reference herein.

(b)	The information set forth in section 9 of the Offer to Purchase entitled “The Tender Offer—Source and Amount of Funds” is incorporated by reference herein.

(d)	Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)	The information set forth in section 11 of the Offer to Purchase entitled “The Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

(b)	The information set forth in section 11 of the Offer to Purchase entitled “The Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.
     In addition to the information incorporated by reference into this Item 8(b), the transactions listed below were effected by certain of the Company’s executive officers and/or directors during the 60 days prior to the date hereof:
•	On March 2, 2007, Larry Romrell, a member of the Company’s Board of Directors, effected the following transactions in LCAPA shares:
•	Mr. Romrell exercised previously granted SARs with respect to 14,294 LCAPA shares for cash at an exercise price of $30.26 per share; and

•	Mr. Romrell exercised previously granted SARs with respect to 2,853 LCAPA shares for cash at an exercise price of $34.00 per share.

In addition to the information incorporated by reference into this Item 8(b), the transactions listed below were effected by certain executive officers and/or directors of subsidiaries of the Company during the 60 days prior to the date hereof:
•	Neal Grabell, Executive Vice President and General Counsel of the Company’s subsidiary QVC, Inc., sold 5,291 LCAPA shares on January 3, 2007 in an open market transaction for $97.268 per share;

•	Dan O’Connell, Executive Vice President and Chief Financial Officer of QVC, Inc., effected the following transactions involving LCAPA shares
•	On January 3, 2007, Mr. O’Connell sold 959 LCAPA shares in an open market transaction for $97.268 per share;

•	On February 16, 2007, Mr. O’Connell sold 2 covered call options, each of which entitled the holder to purchase 100 LCAPA shares at $110 per share, for a price of $450 per option; and

•	On February 20, 2007, Mr. O’Connell sold 3 call options, each of which option entitled the holder to purchase 100 LCAPA shares at $110 per share, for a price of $470 per option.
Item 9. Persons/assets, retained, employed, compensated, or used.
(a)	The information set forth in section 14 of the Offer to Purchase entitled “The Tender Offer—Fees and Expenses” is incorporated by reference herein.
Item 10. Financial Statements.
(a)	Not applicable.

(b)	Not applicable.
Item 11. Additional Information.
(a)(1)	The information set forth in section 11 of the Offer to Purchase entitled “The Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

(a)(2)	The information set forth in section 12 of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory and Foreign Approvals” is incorporated by reference herein.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	The information set forth in the Offer to Purchase and the letter of transmittal attached to this Schedule TO as Exhibit (a)(1)(ii) are incorporated herein by reference.

Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase dated March 7, 2007.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Letter from Information Agent to Brokers.
(a)(5)(ii)	Letter from Brokers to Clients.
(a)(5)(iii)	Form of Letter to Liberty Media 401(k) Savings Plan Participants.
(a)(5)(iv)	Form of Summary Advertisement.
(b)	Not Applicable.
(d)(1)	Liberty Media Corporation 2000 Incentive Plan (As Amended and Restated Effective February 22, 2007) (the “2000 Incentive Plan”) (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on 10-K for the year ending December 31, 2006 as filed March 1, 2007 (the “2006 10-K”).
(d)(2)	Liberty Media Corporation 2007 Incentive Plan (the “2007 Incentive Plan”) (incorporated by reference to Exhibit 10.17 to the 2006 10-K.
(d)(3)	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan [for certain designated award recipients] (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Liberty Media LLC (“Old Liberty”) for the quarter ended March 31, 2006 as filed on May 8, 2006 (the “Old Liberty 10-Q”)).
(d)(4)	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan [for all other award recipients] (incorporated by reference to Exhibit 10.3 of the Old Liberty 10-Q).
(d)(5)	Form of Restricted Stock Award Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan [for certain designated award recipients] (incorporated by reference to Exhibit 10.4 to the Old Liberty 10-Q).
(d)(6)	Form of Stock Appreciation Rights Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K of Old Liberty for the year ended December 31, 2004 as filed on March 15, 2005 (the “Old Liberty 2005 10-K”)).
(d)(7)	Liberty Media Corporation 2002 Nonemployee Director Incentive Plan (As Amended and Restated Effective May 9, 2006) (the “Director Plan”) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on May 9, 2006).
(d)(8)	Form of Stock Appreciation Rights Agreement under the Director Plan (incorporated by reference to Exhibit 10.21 to the Old Liberty 2005 10-K).
(d)(9)	Call Agreement, dated as of February 9, 1998 (the “Call Agreement”), between Liberty (as successor of Old Liberty which was the assignee of Tele-Communications, Inc.) and the Malone Group (incorporated by reference to Exhibit 7(n) to Mr. Malone’s Amendment No. 8 to Schedule 13D filed in respect of Tele-Communications, Inc. on February 19, 1998).
(d)(10)	Letter, dated as of March 5, 1999, from Tele-Communications, Inc. and Old Liberty addressed to Mr. Malone and Leslie Malone relating to the Call Agreement (incorporated by reference to Exhibit 7(f) to Mr. Malone’s Schedule 13D filed in respect of AT&T Corp. on March 30, 1999).
(g)	Not Applicable.
(h)	Not Applicable.
Item 13. Information Required By Schedule 13e-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY MEDIA CORPORATION
By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Executive Vice President, General Counsel and Secretary

Date: March 7, 2007

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase dated March 7, 2007.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Letter from Information Agent to Brokers.
(a)(5)(ii)	Letter from Brokers to Clients.
(a)(5)(iii)	Form of Letter to Liberty Media 401(k) Savings Plan Participants.
(a)(5)(iv)	Form of Summary Advertisement.
(b)	Not Applicable.
(d)(1)	Liberty Media Corporation 2000 Incentive Plan (As Amended and Restated Effective February 22, 2007) (the “2000 Incentive Plan”) (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on 10-K for the year ending December 31, 2006 as filed March 1, 2007 (the “2006 10-K”).
(d)(2)	Liberty Media Corporation 2007 Incentive Plan (the “2007 Incentive Plan”) (incorporated by reference to Exhibit 10.17 to the 2006 10-K.
(d)(3)	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan [for certain designated award recipients] (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Liberty Media LLC (“Old Liberty”) for the quarter ended March 31, 2006 as filed on May 8, 2006 (the “Old Liberty 10-Q”)).
(d)(4)	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan [for all other award recipients] (incorporated by reference to Exhibit 10.3 of the Old Liberty 10-Q).
(d)(5)	Form of Restricted Stock Award Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan [for certain designated award recipients] (incorporated by reference to Exhibit 10.4 to the Old Liberty 10-Q).
(d)(6)	Form of Stock Appreciation Rights Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K of Old Liberty for the year ended December 31, 2004 as filed on March 15, 2005 (the “Old Liberty 2005 10-K”)).
(d)(7)	Liberty Media Corporation 2002 Nonemployee Director Incentive Plan (As Amended and Restated Effective May 9, 2006) (the “Director Plan”) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on May 9, 2006).
(d)(8)	Form of Stock Appreciation Rights Agreement under the Director Plan (incorporated by reference to Exhibit 10.21 to the Old Liberty 2005 10-K).
(d)(9)	Call Agreement, dated as of February 9, 1998 (the “Call Agreement”), between Liberty (as successor of Old Liberty which was the assignee of Tele-Communications, Inc.) and the Malone Group (incorporated by reference to Exhibit 7(n) to Mr. Malone’s Amendment No. 8 to Schedule 13D filed in respect of Tele-Communications, Inc. on February 19, 1998).
(d)(10)	Letter, dated as of March 5, 1999, from Tele-Communications, Inc. and Old Liberty addressed to Mr. Malone and Leslie Malone relating to the Call Agreement (incorporated by reference to Exhibit 7(f) to Mr. Malone’s Schedule 13D filed in respect of AT&T Corp. on March 30, 1999).
(g)	Not Applicable.
(h)	Not Applicable.